Exhibit 99.10

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL NOMINATES NEW DIRECTOR

Dar es Salaam, Tanzania - 6 November 2014 - Continental Energy Corporation, (OTCQB: CPPXF, the "Company"), an emerging international energy investment company, today announced that management has nominated Mr. John Tate for election to the Company's board of directors at next month's annual general meeting in Vancouver, B.C., Canada on 5 December 2014.

Mr. Tate is currently a director of and the Chief Financial Officer of the Company's 65% owned subsidiary, Ruaha River Power Company Ltd. ("Ruaha Power"). Pan African Management and Development Company Inc., a private company owned and controlled by Mr. Tate and his family owns the other 35% of Ruaha Power.

Mr. Tate commented: "I have worked closely with Continental management over the past 15 months developing a renewable energy business model to address a pressing market need, electrical power solutions delivered directly to consumers in the underserved rural communities in countries rimming the Indian Ocean. The countries in this region, and international multilateral financial institutions, are also beginning to offer substantial financial incentives to clean energy developers willing to take on smaller projects in rural areas with abundant sources of renewable energy but which are far from their own national power grids. Continental's board consists of directors located in strategic locations around the Indian Ocean Rim: Dar es Salaam, Jakarta, Dubai, and Hong Kong. We are convinced this market is ready for explosive growth, and that Continental is uniquely positioned to capitalize on it. Our vision is to generate, distribute, and deliver clean electrical power to one million customers, one village at a time, starting in Tanzania. Ruaha Power is the vehicle we have created to launch into this space to bring our shared vision to reality."

About John Tate: Mr. Tate is a senior executive with global experience in emerging and frontier markets gained in positions with major U.S. multinational corporations, an early stage software company, and a start-up copper mining and mineral processing company in Africa. He has been residing in Dar es Salaam, Tanzania, East Africa since 2007 where he also serves as the Chief Executive Officer and Vice-Chairman of Kastan Mining PLC. Prior to his relocation to Africa, Mr. Tate was the Chief Financial Officer of a software-as-a-service company in Cincinnati, Ohio. From 2000 to 2005, he was the Assistant Treasurer, Global Operations for a logistics and supply chain management company.

His earlier business career involved 10 years with Ford Motor Credit Company and he served in various senior financial positions in international postings in Korea, Thailand, and India. Mr. Tate earned a Bachelors and a Master’s degree in Business at Colorado State University, and a Post-Baccalaureate Accounting Certificate from Portland State University. He is a Certified Public Accountant, Certified Internal Auditor, and Chartered Global Management Accountant.

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation - www.continentalenergy.com
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
John Tate, CFO Ruaha Power, +255-78-754-5275, jtate@ruahapower.com

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. Forward looking statements in this release include the opinions of the nominee director regarding renewable energy development plans for Ruaha Power. There are many factors which may cause actual performance and results to be substantially different from any express or implied plans, estimates, forecasts, expectations, or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release. No securities regulatory authority has either approved or disapproved the contents of this news release.